                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             INTERVISUAL BOOKS, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    460918105
                                 (CUSIP Number)


                                 Steven D. Ades
                             Intervisual Books, Inc.
                        2716 Ocean Park Blvd., Suite 2020
                         Santa Monica, California 90405
                                 (310) 396-8708
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 14, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460918 10 5             Schedule 13D                 Page 2 of 5 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mr. Steven D. Ades and Laurie Levit, individually and as trustees of the Steven Ades and Laurie Levit Revocable Family Trust
 -------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF, OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     614,940
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     614,940
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      614,940
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.4%, based on 5,885,115 shares of common stock outstanding as calculated based on the number of shares reported by the Issuer as issued and outstanding as of March 31, 1999, plus the shares issued by Issuer in connection with the Issuer's acquisition of Fast Forward Marketing, Inc.
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 460918 10 5               Schedule 13D                     Page 3 of 5
--------------------------------------------------------------------------------

Item 1.        Security and Issuer

               This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Intervisual Books, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2716 Ocean Park Boulevard, Suite 2020, Santa Monica, California 90405.

Item 2.        Identity and Background

               This Schedule 13D is being filed by Steven D. Ades and Laurie Levit (the "Reporting Persons"), individually and as Trustees of the Steven Ades and Laurie Levit Revocable Family Trust (the "Ades/Levit Family Trust").

               (a) The principal business office of the Reporting Persons is 2716 Ocean Park Boulevard, Suite 2020, Santa Monica, California 90405.

               (b) The principal occupation of Mr. Ades is an executive officer of the Issuer. Mr. Ades will also become a director of the Issuer. The principal occupation of Ms. Levit is student.

               (c) Neither Steven D. Ades nor Laurie Levit has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (d) Steven D. Ades and Laurie Levit are citizens of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               The Reporting Persons acquired 594,940 shares of Common Stock in 1999 as a result of the merger of Fast Forward Marketing, Inc., a California corporation ("Fast Forward") with and into a wholly-owned subsidiary of the Issuer (the "Merger"). The consideration for the 594,940 shares of Common Stock acquired as a result of the Merger was the shares of Fast Forward held by the Ades/Levit Family Trust. The Reporting Persons also acquired 20,000 shares of Common Stock in open market purchases using the Reporting Persons' personal funds.

Item 4.        Purpose of Transaction.

               The Reporting Persons acquired the Common Stock reported herein for investment purposes based on the belief that such stock represents an attractive investment opportunity. The Reporting Persons may make additional purchases of Common Stock or may engage in dispositions of all or a portion of the Common Stock presently owned or hereafter acquired by them, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other investment opportunities, general economic conditions, money and stock market conditions and other future developments and factors that the Reporting Persons deem material to their investment decisions.

CUSIP No. 460918 10 5                 Schedule 13D                  Page 4 of 5
--------------------------------------------------------------------------------

Item 5.        Interest in Securities of the Issuer.

                      (a) The Reporting Persons beneficially own 614,940
               shares of Common Stock or approximately 10.1% of the Issuer's outstanding Common Stock (based on the number of shares outstanding as of March 31, 1999, plus the shares issued by the Issuer in connection with the Merger).

                      (b) The Reporting Persons each have the power to vote and
               direct the disposition of the shares reported herein.

                      (c) Under the terms of the Merger, 594,940 shares of the
               Issuer's Common Stock shall be issued to the Ades/Levit Family Trust. As reported in Item 6 below, in connection with the terms of the Merger, the Issuer granted to Mr. Ades options to purchase 140,000 shares of the Issuer's Common Stock. During the last sixty days, the Reporting Persons acquired the following shares of Issuer's Common Stock in open market purchases at the prices per share listed below:

                DATE                SHARES PURCHASED             PRICE PER SHARE
               -------              ----------------             ---------------
               4/14/99                    5,000                       $1.25
               5/10/99                    1,000                       $1.00
               5/12/99                    9,000                       $1.03

                      (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by the Reporting Persons.

                      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               In connection with the Merger, the Issuer granted Mr. Ades options to purchase 140,000 shares of Common Stock at an exercise price of $1.25 per share. These options vest in three annual increments. A copy of the option agreement for this grant of stock options is attached as an exhibit to this Schedule 13D and is hereby incorporated herein by this reference.

               In connection with the Merger, Reporting Persons entered into a Restricted Stock Agreement with the Issuer and certain other parties (the "Restricted Stock Agreement"). Except for a sale or merger of the Issuer or the occurrence of certain other events, the Restricted Stock Agreement limits the ability of the Ades/Levit Family Trust to transfer more than 59,494 shares of Common Stock in any twelve-month period. A copy of the Restricted Stock Agreement is attached as an exhibit to this Schedule 13D and is hereby incorporated herein by this reference.

               Also in connection with the Merger, The Hunt Family Trust entered into an Amended and Restated Voting Agreement (the "Voting Agreement") with Steven D. Ades, Steven D. Ades and Laurie Levit, Trustees of the Ades/Levit Family Trust. According to the Voting Agreement, The Hunt Family Trust agreed to vote its shares at the annual meeting of shareholders of the Issuer such that Steven Ades and a "qualified person" (as defined in the Voting Agreement) would be elected to the Issuer's Board of Directors. In the Voting Agreement, Steven Ades and the Ades/Levit Family Trust agreed to vote their shares of the Issuer's Common Stock in favor of those persons recommended or nominated for election for

CUSIP No. 460918 10 5               Schedule 13D                    Page 5 of 5
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               director by the Issuer's Board of Directors. In the event of cumulative voting for the election of directors, Steven Ades and the Ades/Levit Family Trust agreed, to the extent requested by The Hunt Family Trust, either to distribute their votes equally between Steven Ades and the "qualified person" selected in accordance with the Voting Agreement or equally among each nominee for director supported by the Issuer's Board of Directors. As long as Steven Ades is a director, employee or consultant of the Issuer, Steven Ades and the Ades/Levit Family Trust agreed not to vote for or otherwise support in any manner any nominees for the Issuer's Board of Directors other than those nominees selected by the Issuer's Board of Directors. The Voting Agreement terminates upon the occurrence of certain events. A copy of the Voting Agreement is attached hereto as an exhibit and is hereby incorporated herein by this reference.

               The Reporting Persons disclaim beneficial ownership of any securities held by Waldo H. Hunt, Patricia E. Hunt and the Hunt Family Trust.

Item 7.        Material to be Filed as Exhibits.

               99.1 Stock Option Agreement dated as of May 11, 1999, between Intervisual Books, Inc. and Steven D. Ades.

               99.2 Restricted Stock Agreement dated as of May 13, 1999 by and among Intervisual Books, Inc., Steven D. Ades and Laurie Levit, as Co-Trustees of the Steven Ades and Laurie Levit Revocable Family Trust, Rhonda Sapirstein, Barbara Abella, Steven Selsky and Steven Wallace.

               99.3  Amended and Restated Voting Agreement dated as of May
                     19, 1999 by and among Steven D. Ades, Steven D. Ades and Laurie Levit, as Co-Trustees of the Steven Ades and Laurie Levit Revocable Family Trust and Walter and Patricia Hunt, as Co-Trustees of The Hunt Family Trust.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 24, 1999                             By: /s/ STEVEN D. ADES
                                                --------------------------------
                                                Steven D. Ades, Individually and
                                                as Trustee of the Steven Ades
                                                and Laurie Levit Family Trust
                                                UTD April 18, 1991



                                                By: /s/ LAURIE LEVIT
                                                --------------------------------
                                                Laurie Levit, Individually and
                                                as Trustee of the Steven Ades
                                                and Laurie Levit Family Trust
                                                UTD April 18, 1991